Exhibit 1


                     PERDIGAO WILL GENERATE OVER 1,600 JOBS
                     AND INVEST SOME R$ 100 MILLION IN 2003

         Perdigao will generate more than 1,600 new jobs during the course of 2003. Despite the incorporation of permanent advanced technologies in its industrial lines and productive processes, the company continues expanding its employee base and improving its workforce. Nowadays, the Company employs more than 23,500 workers in its 15 meat and soy industrial units and seven feed plant.

         The investment outlook for the next fiscal year is approximately R$ 100 million, that will be used to expand, modernize and increase productivity in all company units located in the south of Brazil (Rio Grande do Sul, Santa Catarina and Parana) and Goias.

         The year 2002 closes with estimated gross revenues of more than R$ 3.3 billion, an 18% increase compared to 2001. According to Perdigao's CEO Nildemar Secches, 2003 projections are for a growth at about 8% in volume.

         Mr. Secches said the economic framework on which planning has been based for next year, forecasts GDP growth of 1% and an annual inflation rate of approximately 15% (IGPM). Based on government figures, the real is expected to devaluate in relation to the dollar, by approximately 10% in 2003.

         Despite the unfavorable scenery created by new health regulations and European Union tariff barriers, exports have continued to grow in 2002. Sales to foreign markets should surpass R$ 1.2 billion this fiscal year, which corresponds to 41% of net sales. Aided by the resolution of initial difficulties in trading with Canada and China as well as the opening of new markets, next year's exports are expected to grow by 16%.

                                  RAW MATERIALS

         Despite the increases forecast in domestic production of corn and soy in the 2002/2003 seasons of 5% and 15%, respectively, the CEO of Perdigao estimates that the average prices of principal raw materials next year will be above the 2002 average. Mr. Secches bases this on international prices being sustained and on the expectation of the Real devaluating by 20% relative to the dollar, considering the average 2002 exchange rate and the probable 2003 average exchange rate.

         Since commodity prices -- corn and soy -- are fixed by the international market, the amounts paid end up absorbing any devaluation. In the case of corn, in virtue of the amount of minimum inventories during their lifetime, there should be exactly enough in 2003 to demand. However, forecasts do not indicate a need for unusual amounts of imports to supply the domestic market.


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         Perdigao will continue its aggressive policy of launching new products in 2003, making it outstanding among the leading Brazilian food-producing companies. The company intends to present the Brazilian consumer with 27 new products, expanding its product line to 400 different items in the domestic market.

         Thanks to diversification and to the excellent quality of its products, Perdigao is increasing its market share in the various segments in which it operates. According to Nielsen Institute data, in the yearly aggregate, Perdigao accounted for 25.3% of specialty meats , 33% of frozen meats and 38.2% of ready to eat - pasta.

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